Schedule B

Trusts and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement

between

Fidelity Management & Research Company LLC

and

FMR Investment Management (UK) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date	Annual Sub-Advisory Fee Rate (bp) 0.5 x (individual fund fee rate + group fee rate)
Fidelity Charles Street Trust	Fidelity Health Savings Fund	Fixed-Income	01/16/2020	0.5 x (30 bp + group fee rate)
Fidelity Charles Street Trust	Fidelity Health Savings Index Fund	Fixed-Income	01/16/2020	0.5 x (30 bp + group fee rate)
Fidelity Income Fund	Fidelity Total Bond K6 Fund	Fixed-Income	01/18/2017	0.5 x (20 bp + group fee rate)

Fidelity Management & Research Company LLC	FMR Investment Management (UK) Limited

By: /s/Christopher J. Rimmer	By: /s/ Mark D. Flaherty
Name: Christopher J. Rimmer	Name: Mark D. Flaherty
Title: Treasurer	Title: Director